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August 21, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Keira Nakada
Mr. Doug Jones
Ms. Jennie Beysolow
Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd. Response to the Staff’s Comments on Registration Statement on Form F-1 Filed on July 7, 2023

Dear Ms. Nakada, Mr. Jones, Ms. Beysolow, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 24, 2023 on the Company’s registration statement on Form F-1 filed on July 7, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing amendment No.1 to the Registration Statement on Form F-1 (the “Amendment No.1”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1.

Prospectus Summary, page 1

1.

We note your statement that you “are one of the leading and fast-growing lifecycle automotive service providers in China.” Please revise to disclose the metric(s) by which such statement is measured. Please revise to disclose the basis for this statement and the metric by which you have made this determination. If the statement is based upon management´s belief, please indicate that this is the case and include an explanation for the basis of the belief.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.1 on pages 1, 137, 140, 141 and 147 in accordance with the Staff’s instructions.

Related Party Transactions, page 198

2.

Please revise to include related party disclosure through the date of the prospectus. As a related matter, remove the footnote that indicates subsequent information is limited to “...the period from October 1, 2022 to April 30, 2023.” Refer to Item 7.B of Form 20- F.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.1 on pages 200 and 201 in accordance with the Staff’s instructions.

Exhibit Index

Exhibit 23.1, page II-5

3.

Please ensure the consent refers to the proper filing. For example, it presently refers to “Amendment No. 3 to Form F-1” but this filing has not yet been amended as a public filing to this point in time.

The Company acknowledges the Staff’s comments and has had the auditor revised the consent to the amendment to the Registration Statement on Form F-1.

If you have any questions regarding the Amendment No.1, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours, /s/ Yang Ge
Yang Ge

cc: Yang Ge

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